

New York Stock Exchange
11 Wall Street
New York, NY 10005

July 2, 2019

Chief, Information Technology
Securities and Exchange Commission
Division of Corporate Finance
100 F Street, NE MS 3040
Washington, DC 20549

To whom it may concern:

The New York Stock Exchange certifies its approval for listing and registration of the following securities of Medtronic Global Holdings S.C.A., guaranteed by Medtronic Public Limited Company and Medtronic, Inc., under the Exchange Act of 1934:

- 0.00% Senior Notes due 2022

- 0.25% Senior Notes due 2025

- 1.00% Senior Notes due 2031

- 1.50% Senior Notes due 2039

- 1.75% Senior Notes due 2049

Sincerely,

An Intercontinental Exchange Company
© 2019 Intercontinental Exchange, Inc.